SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month June, 2014

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

Cidade de Deus, Osasco, SP, June 24, 2014.

Securities and Exchange Commission

Office of International Corporate Finance

Division of Corporate Finance

Washington, DC

Ref.: Program to acquire shares issued by the company for maintenance in treasury and subsequent disposal or cancellation

The Board of Directors of Banco Bradesco S.A., in a meeting held today, pursuant to Paragraph 6 of Article 6 of the company’s bylaws, and in compliance with the requirements set forth in Paragraphs 1st and 2nd of Article 30 of Law #6,404/76 and with the CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) Instructions #10, 268 and 390, of 2.14.1980, 11.13.1997 and 7.8.2003, respectively, resolved:

I)       to renew the program to acquire shares issued by the company to be maintained in treasury and subsequent disposal or cancellation, keeping the same quantities, without decreasing the capital stock;

II)     to authorize the Company’s Board of Executive Officers to acquire up to 15,000,000 registered book-entry shares, with no par value, comprised of 7,500,000 common shares and 7,500,000 preferred shares. It is incumbent on the Board of Executive Officers to determine the opportunity and the number of shares to be effectively acquired, within the limits authorized and the duration of this resolution.

For the purposes of Article 8 of CVM Instruction #10, of 2.14.1980, it is specified that:

a)    the objective of the present authorization is the application of existing funds in the “Profits Reserves - Statutory”, available for investments;

b)    it shall be valid for the period of 365 days, from 6.27.2014 to 6.26.2015;

c)    pursuant to the concept of Article 5 of CVM Instruction #10, the Bank has 2,579,889,571 outstanding shares, comprising 553,328,897 common shares and 2,026,560,674 preferred shares; and

d)    the acquisition process of these shares shall be undertaken at market price and be mediated by Bradesco S.A. Corretora de Títulos e Valores Mobiliários, with headquarters at Avenida Paulista, 1,450, 7o andar, Bela Vista, São Paulo, SP, and Ágora Corretora de Títulos e Valores Mobiliários S.A., with headquarters at Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

III)    in case of cancellation of such purchased shares, the Board of Directors shall be responsible for submitting such cancellation to the approval of the General Shareholders’ Meeting, without decreasing the capital stock;

IV)    to register that, pursuant to the authorization granted to the Board of Executive Officers at the Meeting #2,089 of the Board of Directors, held on 6.25.2013, it was verified that, until this date (6.24.2014), 3,719,500 preferred shares were acquired, which added to the already existing 2,898,610 common shares and to the 5,265,370 preferred shares total 11,883,480 shares that will remain in treasury, and the decision about the sale or cancellation of these shares will be taken timely and reported to the market.

Cordially,

Banco Bradesco S.A.

Moacir Nachbar Junior

Deputy Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   June 24, 2014

By:

Name: Moacir Nachbar Junior

Title:   Executive Deputy Officer